CONSENT OF ANDREW VIGAR

The undersigned hereby consents to the references to, and the information derived from, the report titled “NI 43-101 Technical Report Masbate Gold Project Republic of the Philippines” dated June 20, 2012, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 30, 2016, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555, No. 333-200228 and No. 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp.

/s/ Andrew Vigar
Andrew Vigar
March 30, 2016